Exhibit 10.1

January 25, 2024

D. Bradley Childers

9807 Katy Freeway, Suite 100

Houston, TX 77024

Re: Retention Incentive Agreement

Dear Brad:

The Company has indicated its intention to provide you with an appropriate incentive to remain in your current position through the date of your eventual retirement. In connection with that retention incentive, you and the Company have agreed that if you remain employed with the Company until your Retirement, you will receive certain Retirement Benefits (each term as defined below) as set forth in this letter agreement (the “Letter”). Reference is made to that certain Severance Benefit Agreement previously entered into between you and the Company, dated as of November 3, 2015 (as amended, the “Severance Agreement”) and that certain Change of Control Agreement previously entered into between you and the Company, dated as of November 3, 2015 (as amended, the “CoC Agreement”).

Retirement

For purposes of this Letter, “Retirement” means (i) your resignation, effective after your attainment of age 62, from your current Chief Executive Officer role, or another executive role if both you and the Company have mutually agreed to such role, (ii) a Qualifying Termination of Employment (as defined in the Severance Agreement) after you have attained age 61 ½, or (iii) a termination of your employment due to Disability (as defined in the Severance Agreement) or due to your death, in either case after you have attained age 62. Your continuation of service as an executive member of the Board of Directors of the Company (the “Board”) will constitute the continuation of an executive role if you continue to have the right to continued vesting of Equity Awards (as hereafter defined), and to continuation of employee medical, dental and vision coverage. In order for your resignation pursuant to the foregoing clause (i) to constitute Retirement, you must provide at least 6 months’ notice to the Board of your intention to retire; provided, however, that (A) you and the Board may mutually agree to waive the notice requirement, (B) the 6 months’ notice requirement will not apply with respect to your notice to resign as a member of the Board, and (C) following a Change of Control and during the Protected Period (as such terms are defined in the CoC Agreement), the applicable notice period shall be 30 days.

9807 Katy Frwy., Ste. 100

Houston, TX 77024

281.836.8000

archrock.com

Retirement Benefits

Effective as of the date you attain age 61 ½, the benefits described in Section 3(b)(ii) of the Severance Agreement will no longer apply. Upon your Retirement and subject to your fulfilment of the Obligations (as defined below), the Company will provide the following to you (the “Retirement Benefits”):

•	Any equity, equity-based or cash awards (including, without limitation, any stock options, restricted stock, restricted stock units and performance shares or units) based in common stock of the Company (“Equity Awards”) that remain outstanding as of the date of your Retirement shall continue to vest in accordance with their terms, notwithstanding the termination of your employment. The Company agrees that you will receive restricted stock units, in lieu of restricted stock, with respect to any non-performance based Equity Award that would vest following your attainment of age 62, and such restricted stock units shall include the right to “Dividend Equivalents” as defined in the Company’s 2020 Stock Incentive Plan. Any performance-based awards remain subject to the applicable performance goals. The period during which any such awards remain outstanding and continue to vest is referred to herein as the “Continued Vesting Term.” Notwithstanding the foregoing, (i) with respect to any Equity Awards granted to you prior to Retirement that are not subject to the achievement of any performance goals or market-based criteria (“Time Based Awards”) and that would have vested pursuant to Section 3(b)(ii) of the Severance Agreement if your employment terminated as a result of a Qualifying Termination of Employment prior to your attainment of age 61 ½, such portion of such Equity Award will vest and be paid to you within 60 days after the date of your Retirement, (ii) in the event your Retirement occurs upon or after a Change of Control and during the Protected Period (as such terms are defined in the CoC Agreement), your Equity Awards will vest and be paid to you in accordance with the provisions of Section 3(c) of the CoC Agreement, and (iii) you will receive vesting and settlement rights that are no less favorable than those set forth in the terms of the Equity Awards, including without limitation, those rights applicable in the event of your death or Disability.

•	Notwithstanding the terms of any agreements governing your Time-Based Awards, you may request settlement in cash, rather than Company common stock, of any Time-Based Awards granted on or after the date hereof. The cash settlement amount will be determined by the Company based on the Fair Market Value (as defined in the Company’s 2020 Stock Incentive Plan or any applicable successor plan) of the Company’s common stock as of the date of settlement. Any such request must be made in writing, prior to the vesting date of any Time-Based Awards, to the Company’s Senior Vice-President, General Counsel and Secretary or such other person as may be designated by the Company.

•	Except in the event your Retirement occurred as a result of a Qualifying Termination of Employment (in which case you will be eligible to receive the payments set forth in Section 3(b)(i) and 3(b)(iii) of the Severance Agreement, subject to the terms and conditions thereof), the Company will pay your annual short-term incentive payment for the year in which you retire, prorated for the portion of the calendar year during which you remained employed with the Company. This prorated bonus will be paid at the same time that annual bonuses are paid to other executives of the Company, but in all events prior to March 15 of the following calendar year. For purposes of determining the amount of your prorated bonus, your individual performance percentage will be deemed to be achieved at the target (100%) level.

•	During the period commencing on your Retirement and ending on (x) with respect to you, the date you become eligible for Medicare, and (y) with respect to your eligible dependents, the last date of the Continued Vesting Term, you and your eligible dependents will be eligible to continue to be covered under the Company's medical, dental and vision plans as in effect during such period, subject to the timely payment of the plan premiums, at the active employee rates as in effect from time to time during such period. You acknowledge that the portion of the premiums paid by the Company (or an affiliate of the Company) is taxable income to you and the Company (or an affiliate) will report such portion of the premiums as imputed income to you on the applicable Internal Revenue Service tax reporting forms. Notwithstanding the foregoing, with regard to such medical continuation coverage, if the Company determines in its sole discretion that it cannot provide the foregoing benefit without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to you a taxable monthly payment in an amount equal to the excess of the COBRA premium otherwise applicable to continuation coverage over the monthly premium that you would have otherwise been required to pay to continue you and your covered dependents' group insurance coverage as in effect on your Retirement (which amount shall be based on the premiums for the first month of such continued coverage).

Notwithstanding the foregoing, in the event your Retirement occurs as a result of a Qualifying Termination of Employment, you will only receive the Retirement Benefits if you execute and do not revoke a Waiver (as defined in the Severance Agreement) in accordance with the provisions of Section 3(c) of the Severance Agreement.

Non-Solicitation and Non-Competition Obligations

You agree that receipt of the Retirement Benefits is contingent upon your agreement and compliance with the following “Obligations”:

During the Continued Vesting Term, you shall not, directly or indirectly (i) employ or seek to employ any person who is at the date of termination, or was at any time within the six (6)-month period preceding the date of termination, an officer, general manager or director or equivalent or more senior level employee of the Company or any of its subsidiaries or otherwise solicit, encourage, cause or induce any such employee of the Company or any of its subsidiaries to terminate such employee’s employment with the Company or such subsidiary for the employment of another company (including for this purpose the contracting with any person who was an independent contractor (excluding consultant) of the Company during such period) or (ii) take any action that would interfere with the relationship of the Company or its subsidiaries with their suppliers or customers without, in either case, the prior written consent of the Board, or engage in any other action or business that would have a material adverse effect on the Company.

Additionally, during the Continued Vesting Term, you shall not, directly or indirectly, without the consent of the Board:

(i)	engage in any managerial, administrative, advisory, consulting, operational or sales activities in a Restricted Business anywhere in the Restricted Area, including, without limitation, as a director or partner of such Restricted Business, or

(ii)	organize, establish, operate, own, manage, control or have a direct or indirect investment or ownership interest in a Restricted Business or in any corporation, partnership (limited or general), limited liability company, enterprise or other business entity that engages in a Restricted Business anywhere in the Restricted Area.

Nothing contained in this Letter shall prohibit or otherwise restrict you from acquiring or owning, directly or indirectly, for passive investment purposes not intended to circumvent this Letter, securities of any entity engaged, directly or indirectly, in a Restricted Business if either (i) such entity is a public entity and you (A) are not a controlling Person of, or a member of a group that controls, such entity and (B) own, directly or indirectly, no more than three percent (3%) of any class of equity securities of such entity or (ii) such entity is not a public entity and you (A) are not a controlling person of, or a member of a group that controls, such entity and (B) do not own, directly or indirectly, more than one percent (1%) of any class of equity securities of such entity.

For purposes of this Letter, “Restricted Area” means any state in the United States, or any country in which the Company or its subsidiaries engage in any Restricted Business at any time on or after January 1, 2016; and “Restricted Business” means any business in which the Company or its subsidiaries may be engaged as of the date of your Retirement. To the extent that any entity is primarily engaged in a business other than a Restricted Business, the term “Restricted Business” shall mean the operations, division, segment or subsidiary of such entity that is engaged in any Restricted Business. In the event of your Retirement, the Obligations set forth above supersede any other non-solicitation and non-compete agreements you have in effect, including, without limitation, those set forth in the Confidentiality, Non-Solicitation and Non-Competition Agreement between you and the Company dated effective March 5, 2021.

Miscellaneous

The Company may withhold from any amounts payable under this Letter such federal, state, local or foreign taxes as are required to be withheld pursuant to any applicable law or regulation.

This Letter shall be governed by, and construed in accordance with, the laws of the State of Texas, without regard to principles of conflict of laws thereof.

Payments and benefits pursuant to this Agreement are intended to comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended, and accompanying Department of Treasury regulations and other interpretive guidance promulgated thereunder (collectively, “Section 409A”), and, to the extent applicable, the provisions of this Agreement will be administered, interpreted and construed accordingly. Notwithstanding any provision of this Agreement to the contrary, if the Company determines that any compensation or benefits payable under this Agreement may be or become subject to, and may fail to comply with, Section 409A, the Company shall negotiate in good faith with you to adopt such amendments to this Agreement and/or to adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Company determines are necessary or appropriate to avoid the imposition of taxes under Section 409A, including without limitation, actions intended to (i) exempt the compensation and benefits payable under this Agreement from Section 409A, and/or (ii) comply with the requirements of Section 409A; provided, however, that this paragraph shall not create an obligation on the part of the Company to adopt any such amendment, policy or procedure or take any such other action, nor shall the Company have any liability for failing to do so. Whenever payments and benefits under this Agreement are to be made or provided in installments, each such installment shall be deemed to be a separate payment for purposes of Section 409A. Notwithstanding any provision of this Agreement to the contrary, you and the Company agree that no benefit or benefits under this Agreement shall be paid to you during the six (6)-month period following the date of your “separation from service” with the Company (within the meaning of Treasury Regulation Section 1.409A1-(h)) if paying such amounts at the time or times indicated in this Agreement would constitute a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code. If the payment of any such amounts is delayed as a result of the previous sentence, then on the first (1st) business day next following the earlier of (i) the date that is six (6) months and one day following the date of your separation from service, (ii) the date of your death or (iii) such earlier date as complies with the requirements of Section 409A, the Company shall pay and provide all amounts and benefits that would have otherwise been payable to you during such period.

As of the date hereof, this letter, together with the Severance Agreement and the CoC Agreement, constitutes the final, complete and exclusive agreement between you and the Company with respect to the subject matter of this letter, and supersedes and replaces any and all other agreements, offers or promises, whether oral or written, by the Company, its affiliates or any predecessor employer (or any representative thereof). You agree that any such prior agreement, offer or promise between you and the Company, its affiliates or any predecessor employer (or any representative thereof), is hereby terminated and will be of no further force or effect, and you acknowledge and agree that upon your execution of this letter, you will have no right or interest in or with respect to any such agreement, offer or promise. In the event of any conflict between the terms of this Letter and (i) the Severance Agreement, (ii) the CoC Agreement or (iii) any award agreement pursuant to which an Equity Award is or has been granted, the terms of this Letter shall control, except as otherwise expressly contemplated herein, and in all other respects the terms of the Severance Agreement, the CoC Agreement and any award agreement pursuant to which an Equity Award is or has been granted shall continue to apply.

This Letter is personal to you and, without the prior written consent of the Company, shall not be assignable by you otherwise than by will or the laws of descent and distribution.

Sections 9 and 17 of the Severance Agreement are incorporated herein by reference.

Please acknowledge your acceptance of, and agreement to, the terms and conditions set forth in this letter by signing and dating this letter in the space provided below and returning it to the Company.

Sincerely,

ARCHROCK, INC.

By:	/s/ Stephanie C. Hildebrandt
Stephanie C. Hildebrandt
Senior Vice President and General Counsel

Acknowledged and Agreed:

By:	/s/ D. Bradley Childers
D. Bradley Childers

Date:	January 25, 2024